FHN FINANCIAL SECURITIES CORP.
(A Wholly Owned Subsidiary of
First Horizon Bank)

Statement of Financial Condition

December 31, 2020

(With Reports of Independent Registered Public Accounting Firm Thereon)







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FHN FINANCIAL SECURITIES CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

845 CROSSOVER LANE, SUITE 150
(No. and Street)

MEMPHIS	TN	38117
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONALD A RITCHESON 901-435-8014
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

6070 POPLAR AVE, SUITE 450	MEMPHIS	TN	38119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, DONALD A RITCHESON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FHN FINANCIAL SECURITIES CORP, as of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

KIMBERLY M BLAIR
STATE OF TENNESSEE NOTARY PUBLIC
COUNTY OF SHELBY
MY COMM. EXPIRES AUGUST 5, 2023

Signature

CHIEF FINANCIAL OFFICER

Title

Kimberly M. Blair

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Triad Centre III
Suite 450
6070 Poplar Avenue
Memphis, TN 38119-3901

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
FHN Financial Securities Corp.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FHN Financial Securities Corp.
(the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our
opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as
of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an
opinion on this financial statement based on our audit. We are a public accounting firm registered with the
Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent
with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and
regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan
and perform the audit to obtain reasonable assurance about whether the financial statement is free of material
misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of
material misstatement of the financial statement, whether due to error or fraud, and performing procedures that
respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts
and disclosures in the financial statement. Our audit also included evaluating the accounting principles used
and significant estimates made by management, as well as evaluating the overall presentation of the financial
statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2002.

KPMG LLP

Memphis, Tennessee
February 25, 2021